Filed Pursuant to Rule 433
Registration No. 333-276157

TruStage™

Zone Income Annuity | 6-Year

Helping control the risks of retirement



Issue limits

- **Minimum purchase payment:** $10,000
- **Maximum purchase payment** (without prior approval): $999,999
- **Issue ages:** 21–85 for owners, annuitants and covered persons*
- **Plan types:** Traditional IRA, Roth IRA, SEP IRA, Non-Qualified
- **Issuing company for TruStage™ Zone Income Annuity:** MEMBERS Life Insurance Company

TruStage™ Zone Income Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY

Insurance | Investments | Technology

Customize your investment options

Make allocation decisions at two levels to customize your portfolio. Your risk control account allocations are not an investment in any underlying fund portfolio. Instead, interest and guarantees are based on your contract with MEMBERS Life Insurance Company and its claims-paying ability.

Allocation level: Allocate among five investment options—four risk control options linked to performance of a market index (S&P 500 Index, Dimensional US Small Cap Value Systematic Index[1], Barclays Risk Balanced Index[1], MSCI EAFE Index) or a Declared Rate Account option with a guaranteed fixed rate.

Risk control level: For each index, choose your upside potential and downside protection by allocating between two risk control accounts. The blend between the two accounts determines your "comfort zone."

- **Secure Account** has a declared rate cap and 0% floor.
- **Growth Account** has a higher declared rate cap and -10% floor.

On contract anniversary: Each year you can reallocate between allocation options, the declared rate account and between the Secure and Growth Accounts. If you don't reallocate, accounts automatically rebalance on the anniversary.

Rates and floors

Rate caps: Declared and guaranteed annually on contract anniversaries.

Rate floors: Remain the same for life of the contract.

Bailout rate: Set at issue; if the rate cap is below the account's bailout rate, you may withdraw risk control account value from that account without penalty during the 30 days following the contract anniversary.

Declared rate account interest rate: Declared and guaranteed annually on contract anniversaries.[1]

Guaranteed lifetime withdrawal benefit (GLWB)

Begin receiving the GLWB payment, also referred to as the lifetime income payment, while still growing your investment.

Covered person(s): Choose single or joint income. If single is elected, you have the ability to add a second covered person prior to income starting.

Payment start date: Lifetime income payments can begin any time at least two business days after the issue date and after the younger covered person turns 50 years old.

Benefit base: The amount on which your lifetime income payment is based. It starts equal to your purchase payment and, if your contract value is greater than your benefit base on the contract anniversary, your benefit base "steps up" to equal your contract value.

Protected percentage: The base percentage plus an annual increase of 0.40% each anniversary until you start lifetime income payments (for a maximum of 10 years). The base percentage is established based on the age of the younger covered person on the issue date.

Lifetime income payment withdrawal flexibility: You may withdraw your lifetime income payment, or an amount less than the lifetime income payment. If you take less than the lifetime income payment, the remaining lifetime income payment for that year will not carry over to future years.

Covered person age at issue[2]	Base % single life	Base % joint life
21-44*	2.50%	2.00%
45	3.50%	3.00%
50	4.25%	3.75%
55	5.00%	4.50%
60	5.50%	5.00%
65	6.25%	5.75%
70	6.50%	6.00%
75	7.00%	6.50%
80+	7.25%	6.75%

Initial withdrawal rates increase 0.15% for each age between ages 45-55 and 60-65 (i.e. for single life, 5.95% is the withdrawal % for age 63).

Initial withdrawal rates increase 0.10% for each age between ages 55-60 and 70-75 (i.e. for single life, 5.30% is the withdrawal % for age 58).

Initial withdrawal rates increase 0.05% for each age between ages 65-70 and 75-80 (i.e. for single life, 6.35% is the withdrawal % for age 67).

Lifetime income payment: The protected percentage (including increases) as of your income start date multiplied by your benefit base.

Lifetime income payment frequency: Monthly, quarterly, semi-annually or annually.

Fees and charges

Contract fee: 0.75% of contract value, assessed as part of the daily value calculation (not assessed against declared rate account value).

GLWB fee: 1.00% multiplied by the average daily benefit base for the prior year.

Surrender charges: If needs change and you must withdraw early, charges apply to amounts greater than the annual free withdrawal amount.

Year 1 2 3 4 5 6 7+

0%

Surrender charge 8% 8% 8% 7% 6% 5%

Market value adjustment (MVA): Applies to withdrawals greater than the annual free withdrawal amount during the rolling 6-year term beginning on the issue date and resetting every 6th contract anniversary. May increase or decrease the contract value depending on economic changes since the start of the applicable 6-year term.

Death benefit

Equal to full contract value without surrender charge or MVA, or the purchase payment adjusted for withdrawals — whichever is larger.

A spouse beneficiary may be able to continue the contract.3

Withdrawals

Lifetime income payments: Available without surrender charge or MVA and taken from contract value on a pro rata basis from allocation options. Payments are guaranteed for life while your GLWB rider is in effect, even if your contract value goes to zero.

Excess withdrawal: Any withdrawal amount during the year which exceeds the total lifetime income payment. Includes withdrawals before the lifetime income payment start date and deductions for any surrender charge or MVA. Excess withdrawals proportionally reduce your benefit base and death benefit.

Annual free amount: 10% of last anniversary contract value, available annually without surrender charge or MVA. Lifetime income payments count toward the annual free amount.

Health hardship withdrawals: You have total access to contract value without surrender charge or MVA in certain times of need:

∙ If confined to a nursing home or hospital for 180 consecutive days after issue.4

∙ If diagnosed as terminally ill with a life expectancy of less than one year.5

Required minimum distributions (RMDs): Available on tax-qualified contracts without surrender charge or MVA if taken under an automatic withdrawal program.

For additional support visit www.trustage.com/annuities

*In Maryland, the issue age range for owners, annuitants and covered persons is 49-85 1May not be available in all states. Refer to the prospectus for state availability.

2If joint life, use age of younger covered person.

3Spousal continuation may affect the lifetime income payment available. In certain states, civil union partners or domestic partners, depending on state law, are recognized as spouses to the extent allowed under federal tax law. In New Jersey, partners may continue the contract for up to 5 years. Consult a licensed tax professional for tax advice.

4In Connecticut, must wait one year to exercise. In Pennsylvania, waiting period is 90 days after issue for nursing home and 30 days for hospital. In California, no waiting period for facility care, community-based services or home care, and available for full surrender only. Not available in Massachusetts.

5In Illinois, Kansas and Washington, life expectancy must be less than 24 months. In Massachusetts and Pennsylvania, life expectancy must be less than 24 months and available for full surrender only. In Connecticut, must wait one year to exercise. Not available in New Jersey.

Important Disclosures

This brochure must be preceded or accompanied by a current prospectus and product brochure. Before investing, you should consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. To obtain a prospectus, contact your advisor, log on to trustage.com/annuities, or call 888.888.3940.

Annuities are long-term insurance products designed for retirement purposes. Many registered annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options.

This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts, which can fluctuate with changes in market conditions.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges and may also be subject to a market value adjustment (MVA). The range of fees and charges includes a contract fee of 0.75%, GLWB rider fee of 1.00% and surrender charges which range from 0% to 8% during the 6-year period.

You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on contract anniversary, subject to a minimum rate cap of 1% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may withdraw value from that risk control account without surrender charge or MVA. You’ll have 30 days following contract anniversary to make this withdrawal.

There is no guarantee that the current indexes will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an index. If we substitute an index, the performance of the new index may differ from the original index. This, in turn, may affect the performance of your risk control accounts. We will not substitute an index until approved by the insurance department in your state. We reserve the right to add or substitute a risk control account. We will notify you of any change in a risk control account or index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your contract anniversary.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal additional tax. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index.

The S&P 500 Index does not include dividends paid by the underlying companies.

The Dimensional US Small Cap Value Systematic Index (the “Index”) is sponsored and published by Dimensional Fund Advisors LP (“Dimensional”). References to Dimensional include its respective directors, officers, employees, representatives, delegates or agents. The use of “Dimensional” in the name of the Index and the related stylized mark(s) are service marks of Dimensional and have been licensed for use by CMFG Life Insurance Company (“CMFG Life”). CMFG Life has entered into a license agreement with Dimensional providing for the right to use the Index and related trademarks in connection with the TruStage™ Zone Income Annuity (the “Financial Product”). The Financial Product is not sponsored, endorsed, sold or promoted by Dimensional, and Dimensional makes no representation regarding the advisability of investing in such Financial Product. Dimensional has no responsibilities, obligations or duties to purchasers of the Financial Product, nor does Dimensional make any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use with respect to the Index. Dimensional does not guarantee the accuracy, timeliness or completeness of the Index, or any data included therein or the calculation thereof or any communications with respect thereto. Dimensional has no liability for any errors, omissions or interruptions of the Index or in connection with its use. In no event shall Dimensional have any liability of whatever nature for any losses, damages, costs, claims and expenses (including any special, punitive, direct, indirect or consequential damages (including lost profits)) arising out of matters relating to the use of the Index, even if notified of the possibility of such damages. Dimensional has provided CMFG Life with all material information related to the Index methodology and the maintenance, operation and calculation of the Index. Dimensional makes no representation with respect to the completeness of information related to the Index provided by CMFG Life in connection with the offer or sale of any Financial Product. Dimensional has not published or approved this document, nor does Dimensional accept any responsibility for its contents or use.

Neither Barclays Bank PLC (“BB PLC”) nor any of its affiliates (collectively “Barclays”) is the issuer or producer of Zone Income and Barclays has no responsibilities, obligations or duties to investors in Zone Income. The Barclays Risk Balanced Index (the “Index”), together with any Barclays indices that are components of the Index, is a trademark owned by Barclays and, together with any component indices and index data, is licensed for use by MEMBERS Life Insurance Company as the issuer or producer of Zone Income (the “Issuer”).

Barclays’ only relationship with the Issuer in respect of the Index is the licensing of the Index, which is administered, compiled and published by BB PLC in its role as the index sponsor (the “Index Sponsor”) without regard to the Issuer or the Zone Income or investors in the Zone Income. Additionally, MEMBERS Life Insurance Company as issuer or producer of Zone Income may for itself execute transaction(s) with Barclays in or relating to the Index in connection with Zone Income. Investors acquire Zone Income from MEMBERS Life Insurance Company and investors neither acquire any interest in the Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in Zone Income. The Zone Income is not sponsored, endorsed, sold or promoted by Barclays and Barclays makes no representation regarding the advisability of the Zone Income or use of the Index or any data included therein. Barclays shall not be liable in any way to the Issuer, investors or to other third parties in respect of the use or accuracy of the Index or any data included therein.

This product is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with TruStage and any related products.

TruStageTM Zone Income Annuity are issued by MEMBERS Life Insurance Company (MEMBERS Life) and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer. 2000 Heritage Way, Waverly, IA, 50677. Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. © TruStage

Base Policy Form: Base Policy Form: 2018-RILA, 2018-RILA-GLWBRDR,

2018-RILA(ID), 2023-RILA-GLWBRDR, and 2023-RILA-DRAEND Not a deposit • Not guaranteed by any bank or credit union • May lose value

CZIA-2478605.14-1223-0126 • Not FDIC/NCUA insured • Not insured by any federal government agency